 DOCUMENT TYPE SC 13G/A
TEXT

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934

Amendment # 1

Name of Issuer: WHOLE FOODS MARKET, INC.
_____________________________________________________
Title of Class
of Securities: Common Stock

CUSIP Number: 966837106

1) NAME AND I.R.S. IDENTIFICATION NO. OF REPORTING PERSON

Prudential Financial, Inc. 22-3703799

2.) MEMBER OF A GROUP: (a) N/A
(b) N/A

3) SEC USE ONLY:

4) PLACE OF ORGANIZATION: New Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH:

5) Sole Voting Power: 0 See Exhibit A
6) Shared Voting Power: 6,100,903 See Exhibit A
7) Sole Dispositive Power: 0 See Exhibit A
8) Shared Dispositive Power: 6,533,358 See Exhibit A

9) AGGREGATE AMOUNT BENEFICIALLY OWNED:
6,533,358 See Exhibit A

10) AGGREGATE AMOUNT IN ROW (9) EXCLUDES SHARES: Not Applicable

11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):
10.5 See Exhibit A

12) TYPE OF REPORTING PERSON: HC

ITEM 1(a). NAME OF ISSUER:

WHOLE FOODS MARKET, INC.

ITEM 1(b). ADDRESS OF ISSUER'S EXECUTIVE OFFICES:

WHOLE FOODS MARKET, INC. 601 North Lamar Boulevard Suite 300 Austin, Texas 78703

ITEM 2(a). NAME OF PERSON FILING:

Prudential Financial, Inc.

ITEM 2(b). ADDRESS OF PRINCIPAL BUSINESS OFFICE:

751 Broad Street
Newark, New Jersey 07102-3777

ITEM 2(c). CITIZENSHIP:

New Jersey

ITEM 2(d). TITLE OF CLASS OF SECURITIES:

Common Stock

ITEM 2(e). CUSIP NUMBER:

966837106

ITEM 3. The Person filing this statement is a Parent Holding Company as defined in Section 240.13d-1(b)(1)(ii)(G) of the Securities Exchange
Act of 1934.

ITEM 4. OWNERSHIP:

(a) Number of Shares
Beneficially Owned: 6,533,358 See Exhibit A

(b) Percent of Class: 10.5

(c) Powers                No. Of Shares

   -----------           --------------------

Sole power to vote or    0  See Exhibit A
to direct the vote

Shared power to vote or   6,100,903  See Exhibit A
to direct the vote

Sole power to dispose or  0 See Exhibit A
to direct disposition

Shared power to dispose   6,533,358  See Exhibit A
or to direct disposition

ITEM 5. OWNERSHIP OF 5% OR LESS OF A CLASS:

Not Applicable

ITEM 6. OWNERSHIP OF MORE THAN 5% ON BEHALF OF
ANOTHER PERSON:

See Exhibit A

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE
SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING
REPORTED ON BY THE ULTIMATE PARENT COMPANY:

See Exhibit A

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF
MEMBERS OF THE GROUP:

Not Applicable

ITEM 9. NOTICE OF DISSOLUTION OF GROUP:

Not Applicable

ITEM 10. CERTIFICATION:

By signing below, Prudential Financial, Inc. certifies that, to the best of its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

The filing of this statement should not be construed as an admission that
Prudential Financial, Inc. is, for purposes of Sections 13 or 16 of the Securities
Exchange Act of 1934, the beneficial owner of such shares.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief,
Prudential Financial, Inc. certifies that the information set forth in this statement is true, complete and correct.

PRUDENTIAL FINANCIAL, INC.

By: Frank Adamo
Second Vice President

Date: 11/10/2004
As of: 10/31/2004

Exhibit A
--------------

ITEM 6. OWNERSHIP:

Prudential Financial, Inc. may be deemed the beneficial owner of securities beneficially owned by the Item 7 listed entities and may have direct or indirect voting and/or investment discretion over 6,533,358 shares which are held for it's own benefit or for the benefit of its clients by its separate accounts, externally managed accounts, registered investment companies, subsidiaries and/or other affiliates.  Prudential
Financial, Inc.  is reporting the combined holdings of these entities for the purpose of administrative convenience.

These shares were acquired in the ordinary course of business, and not with the purpose or effect of changing or influencing control of the
Issuer.  The filing of this statement should not be construed as an admission that Prudential  Financial, Inc. is, for the purposes of
Sections 13 or 16 of the Securities Exchange Act of 1934, the beneficial owner of these shares.

ITEM 7. IDENTIFICATION/CLASSIFICATION:

Prudential Financial, Inc. is a Parent Holding Company and the direct or indirect parent of the following Registered Investment Advisers and Broker Dealers:

           The Prudential Insurance Company of America         IC,IA
           Prudential Investment Management, Inc.              IA
           Jennison Associates LLC                             IA
           Pramerica Asset Management, Inc.                IA
           Prudential Investments LLC                          IA
           Prudential Private Placement Investors, L.P.        IA,PN
           PRUCO Securities, LLC                               IA,BD
           Prudential Investment Management Services LLC       BD
           Prudential Equity Group, LLC.          IA,BD
           American Skandia Investment Services, Inc.         IA
           American Skandia Marketing, Inc.          BD
   Quantitative Management Associates LLC         IA
           Prudential Retirement Brokerage Services, Inc.      IA,BD
   Global Portfolio Strategies, Inc.          IA
   Pru Global Securities, LLC          BD
   Prudential Financial Derivatives, LLC         BD